Filed by Trimeris, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 (the “Securities Act”) and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Securities Act File Number: 333-175512

Subject Company: Trimeris, Inc.

Exchange Act File Number: 000-23155

Contacts:

James R. Thomas

Chief Financial Officer

Trimeris, Inc.

(919) 806-4682

TRIMERIS REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER 2011

DURHAM, N.C. – August 12, 2011 – Trimeris, Inc., (NASDAQ: TRMS) today reported second quarter 2011 financial results. As previously reported, Trimeris entered into a new royalty arrangement with F. Hoffmann-La Roche Ltd. and Hoffmann-La Roche Inc. (collectively, “Roche”) pursuant to an Amended and Restated Agreement dated as of May 25, 2011 and effective as of January 1, 2011 (the “New Roche Agreement”), which is described in footnote 1 to the attached statements of operations. Because the New Roche Agreement fundamentally changed the calculation of amounts payable to Trimeris, comparisons of financial results between the quarters and six month periods ended June 30, 2011 and June 30, 2010 are not directly comparable.

Net income for the quarter ended June 30, 2011 was $673,000 or $0.03 per share compared with net income of $1.3 million or $0.06 per share for the quarter ended June 30, 2010. For the six months ended June 30, 2011, Trimeris reported net income of $606,000, or $0.03 per share, compared with $2.3 million, or $0.10 per share for the six months ended June 30, 2010.

The overall decline in net income for the quarter and six months ended June 30, 2011 compared to the corresponding periods in 2010 resulted primarily from decreased worldwide net sales of FUZEON and increased general and administrative fees related to the Trimeris process to evaluate and identify a strategic partner as well as Trimeris’ proposed merger with Synageva BioPharma Corp. (“Synageva”) described below and other adjustments, offset by certain payments from Roche.

Proposed Synageva Merger

As previously reported, on June 13, 2011, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Synageva Merger Agreement”) with Synageva. Pursuant to the terms and subject to the conditions set forth in the Synageva Merger Agreement, Synageva would become a wholly-owned subsidiary of Trimeris (the “Synageva Merger”). Completion of the Synageva Merger is subject to various conditions, including the approval of the stockholders of both Trimeris and Synageva. On July 13, 2011, Trimeris and Synageva filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (the “SEC”). This Registration Statement provides additional information regarding the Synageva Merger.

Cash Position

As of June 30, 2011, cash and cash equivalents totaled $52.4 million compared to $45.2 million as of December 31, 2010. The increase in cash is primarily a result of a $4.9 million settlement payment from Roche in connection with the New Roche Agreement.

Revenue

Total revenue for the quarter ended June 30, 2011 was $3.4 million compared with $3.3 million for the same period in 2010. The slight increase in revenue for the quarter was attributable to certain payments and other adjustments recognized in the second quarter as well as declining sales of FUZEON. Total revenue for the six months ended June 30, 2011 was $5.0 million compared with $6.4 million for the same period in 2010, primarily due to a decline in sales of FUZEON and other adjustments, offset by certain payments from Roche.

FUZEON Sales

The tables below illustrate net sales of FUZEON in North America and ROW on a quarterly basis. Although worldwide net sales of FUZEON during the quarter ended June 30, 2011 increased $1.7 million from worldwide net sales of FUZEON in the quarter ended March 31, 2011, Trimeris believes that this quarter-to-quarter increase in net sales is more likely due to the continuation of historical variability in FUZEON sales rather than stabilization of the recent decline in net sales of FUZEON.

In the first half of 2011 worldwide net sales declined by $21.6 million or 46% from worldwide net sales in the first half of 2010. North American net sales of FUZEON for the quarter ended June 30, 2011 were $5.7 million, down 29% from $8.0 million for the same period in 2010. ROW net sales for the second quarter of 2011 were $7.9 million, down 46% from $14.7 million from the same period last year. North American net sales for the six months ended June 30, 2011 were $12.4 million, down 18% from $15.2 million for the same period in 2010. ROW net sales for the six months ended June 30, 2011 were $13.1 million, down 59% from $31.9 million for the same period last year.

We believe that the sales declines between 2010 and 2011 in North America have resulted mainly from patients switching to a more convenient dosing alternative, while the ROW declines stem in large part from the variability in buying patterns of certain countries that either do not purchase FUZEON every quarter (Brazil) or that purchase FUZEON in quantities that vary significantly from quarter to quarter.

($ millions)	2011
	Q1	Q2	Q3	Q4	Total

North America Net Sales	$6.7	$5.7			$12.4
ROW Net Sales	5.2	7.9			13.1
Worldwide Net Sales	$11.9	$13.6			$25.5

Brazil Purchase*	—	—			—
	2010
	Q1	Q2	Q3	Q4	Total

North America Net Sales	$7.2	$8.0	$9.0	$7.8	$32.0
ROW Net Sales	17.2	14.7	9.3	15.2	56.4
Worldwide Net Sales	$24.4	$22.7	$18.3	$23.0	$88.4

Brazil Purchase*	$7.8	$8.0	—	$7.4	$23.2

*	included in ROW Net Sales and Worldwide Net Sales

Operating Expenses

Operating expenses for the quarter and six months ended June 30, 2011 were $2.6 million and $4.3 million, respectively, compared with $1.1 million and $2.6 million for the same periods in 2010 reflecting increased fees payable to legal and financial advisors, as well as other administrative expenses related to the proposed Synageva Merger.

Earnings Conference Call

The Company will not be conducting a conference call in connection with this earnings release.

About Trimeris

Trimeris, Inc. (NASDAQ: TRMS) pioneered the development of a class of antiviral drug treatments called fusion inhibitors. The Company’s only marketed product is FUZEON, an anti-HIV fusion inhibitor which was developed by the Company in collaboration with Roche. Substantially all of Trimeris’ revenues are derived from the Company’s collaboration with Roche relating to FUZEON. For more information about Trimeris, please visit the Company’s website at http://www.trimeris.com.

Trimeris Safe Harbor Statement

This document and any attachments may contain forward-looking information about the Company’s financial results and business prospects that involve substantial risks and uncertainties. These statements can be identified by the fact that they use words such as “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning. Among the factors that could cause actual results to differ materially are the following: we are dependent on third parties for the manufacture, sale, marketing and distribution of FUZEON; the market for HIV therapeutics is very competitive with regular new product entries that could affect the sales of the Company’s products; FUZEON is based upon a novel technology, is difficult and expensive to manufacture and may cause unexpected side effects; and the proposed Synageva Merger may not be completed in the time frame the Company expects or at all; and, if the proposed Synageva Merger is completed, the issuance of the Trimeris stock to Synageva stockholders in the merger will substantially dilute the voting power of the current Trimeris stockholders and the merger may not achieve the benefits that the Company anticipates.

For a detailed description of these factors, see Trimeris’ Form 10-Q filed with the Securities and Exchange Commission on August 12, 2011.

Important Synageva Merger Information and Additional Information and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of Trimeris or Synageva or the solicitation of any vote or approval. In connection with the proposed Synageva Merger, Trimeris filed a Registration Statement on Form S-4 with the SEC on July 13, 2011 (the “Registration Statement”), which includes a preliminary joint proxy statement of Trimeris and Synageva and constitutes a preliminary prospectus of Trimeris. These materials are not yet final and will be further amended. The joint proxy statement/prospectus of Trimeris and Synageva will be mailed to the stockholders of Trimeris and Synageva once it is final. Investors are strongly urged to read the definitive joint proxy statement/prospectus when it becomes available and other documents filed with the SEC by Trimeris, because they will contain important information about Trimeris, Synageva and the proposed Synageva Merger.

Investors and security holders of Trimeris and Synageva may obtain free copies of the joint proxy statement/prospectus for the proposed Synageva Merger and other documents filed with the SEC by Trimeris through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders of Trimeris will be able to obtain free copies of the joint proxy statement/prospectus for the proposed Synageva Merger by contacting Trimeris, Inc., Attn: James Thomas, Chief Financial Officer, 2530 Meridian Parkway, 2nd Floor, Durham, NC 27713. Investors and security holders of Synageva will be able to obtain free copies of the joint proxy statement/prospectus for the merger by contacting Synageva BioPharma Corp., Attn: Secretary, 128 Spring Street, Suite 520, Lexington, MA 02421.

Trimeris and Synageva, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the agreement between Trimeris and Synageva. Information regarding Trimeris’ directors and executive officers is contained in Trimeris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which was filed with the SEC on March 14, 2011, and in its proxy statement prepared in connection with its 2010 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2010. Information regarding Synageva’s directors and officers and a more complete description of the interests of Trimeris’ and Synageva’s respective directors and officers in the proposed transaction is available in the Registration Statement.

Trimeris, Inc.

Statements of Operations

[in thousands, except per share amounts]

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Revenue:
Milestone revenue (1)	$973	$66	$1,039	$132
Collaboration income and royalty revenue (2)	2,473	3,195	4,006	6,261

Total revenue	3,446	3,261	5,045	6,393

Operating expenses:
General and administrative	2,633	1,135	4,334	2,567

Total operating expenses	2,633	1,135	4,334	2,567

Operating income	813	2,126	701	3,826

Other income (expense)
Interest income	—	19	5	33
Interest expense	—	(65)	—	(130)

Total other income (expense)	—	(46)	5	(97)

Income before taxes	813	2,080	706	3,729
Income tax expense	140	735	100	1,396

Net income	$673	$1,345	$606	$2,333

Basic net income per share	$0.03	$0.06	$0.03	$0.10

Diluted net income per share	$0.03	$0.06	$0.03	$0.10

Weighted average shares outstanding – basic	22,399	22,320	22,363	22,320

Weighted average shares outstanding—diluted	22,399	22,326	22,363	22,327

Notes:

[1] Milestone revenue for the three and six months ended June 30, 2011 includes $973,000 of accelerated milestone revenue recognized due to the New Roche Agreement, as well as $66,000 of amortized milestone revenue recognized in the first quarter of 2011 in accordance with the Prior Roche Agreements.

[2] On May 25, 2011, Trimeris and Roche entered into the New Roche Agreement, effective as of January 1, 2011, pursuant to which Roche has an exclusive license to manufacture and sell FUZEON worldwide and Roche has agreed to pay Trimeris a royalty equal to 16% of worldwide net sales of FUZEON, after a 5.5% distribution fee (calculated in accordance with the New Roche Agreement) occurring from and after January 1, 2011. The New Roche Agreement superseded and replaced the Development and License Agreement dated July 1, 1999, between Trimeris and Roche and the Research Agreement dated January 1, 2000 between Trimeris and Roche (such agreements, as amended, the “Prior Roche Agreements”).

Collaboration income and royalty revenue for the three months ended June 30, 2011 includes:

•	$1.9 million of royalty revenue calculated in accordance with the New Roche Agreement; and

•	a $4.9 million settlement payment from Roche; offset by

•	a $5.3 million write-off of the advanced payment Roche, net of capitalized variances; and

•	a $1 million reversal of a liability for excess capacity charges as a result of the New Roche Agreement.

In addition, collaboration income and royalty revenue for the three and six months ended June 30, 2011 includes an immaterial adjustment to reflect the difference in royalty revenues during the quarter ended March 31, 2011 in accordance with the New Roche Agreement.

Collaboration income and royalty revenue previously reported for periods ending before June 30, 2011 represent the Company’s share of the net operating results from the sale of FUZEON in the United States and Canada under the Prior Roche Agreements, as well as royalty revenue on ROW sales of FUZEON. Net operating results from sales of FUZEON in the United States and Canada consist of net sales less cost of goods (gross margin), less selling and marketing expenses, other costs related to the sale of FUZEON and development expenses or post marketing commitments.

Trimeris, Inc.

Condensed Balance Sheets

[$ in thousands]

(Unaudited)

	June 30, 2011	December 31, 2010
Assets
Cash, cash equivalents and short-term investments	$52,382	$45,164
Other current assets	3,315	3,956
Total current assets	55,697	49,120
Total other assets	2,301	8,159

Total assets	$57,998	$57,279

Liabilities and Stockholders’ Equity
Total current liabilities	$1,437	$1,001
Long term portion of deferred revenue	—	774
Accrued compensation – long-term	94	128

Total liabilities	1,531	1,903

Total stockholders’ equity	56,467	55,376

Total liabilities and stockholders’ equity	$57,998	$57,279